DGSE COMPANIES, INC.
11311 REEDER ROAD
DALLAS, TEXAS 75229

October 10, 2009

MR ..William Thompson
Accounting Branch Chief
United States Securities and Exchange Commission
Washington, DC 20549-0450

RE: Commission Review Comments Dated September 29, 2009
DGSE Companies
File No. 1-11048

Dear Mr. Thompson:

We hereby offer our response to the Commission’s comments:

Form 10-K Year ended December 31, 2008
Part II page 15
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations page 17

1.	The following disclosure will be added to this section:

We have no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to stockholders.

2.	Critical Accounting Policies and Estimates

We will revise the Form 10-K for December 31, 2008 and the Form 10-Q for June 30, 2009 by amending the document to include the following additional disclosures and / or supplementing the existing disclosures:

Our significant accounting policies are disclosed in Note 1 of our consolidated financial statements. The following discussion addresses our most critical accounting policies, which are those that are both important to the portrayal of our financial condition and results of operations and that require significant judgment or use of complex estimates.

Inventories. Jewelry and other inventories are valued at the lower of cost or market.  Bullion is valued at the lower-of-cost-or-market (average cost).

Impairment of Long-Lived Assets.     Long-lived assets are periodically reviewed for impairment by comparing the carrying value of the assets with their estimated undiscounted future cash flows. If the evaluation indicates that the carrying amount of the asset may not be recoverable, the potential impairment is measured based on a projected discounted cash flow method using a discount rate that is considered to be commensurate with the risk inherent in our current business model. Assumptions are made with respect to cash flows expected to be generated by the related assets based upon updated projections. Any changes in key assumptions, particularly store performance or market conditions, could result in an unanticipated impairment charge.  Any impairment would be recognized in operating results.

Goodwill.     In accordance with SFAS No. 142, "Goodwill and Other Intangible Assets," we test goodwill for impairment annually, at the time of a triggering event, or more frequently if events occur which indicate a potential reduction in the fair value of a reporting unit's net assets below its carrying value. An impairment is deemed to exist if the estimated fair value is less than the net book value of a reporting unit.  During the 4th quarter of 2008, there were a number of triggering events due to the significant operating losses of Superior and the impact of the economic downturn of Superiors’ operations and the decline in the Company’s share price resulting in a substantial discount of the market capitalization to tangible net asset value.

An evaluation of the recorded goodwill was undertaken, which considered two methodologies to determine the fair-value of the entity:

·	A market capitalization approach, which measure market capitalization at the measurement date.
·
A discounted cash flow approach, which entails determining fair value using a discounted cash flow methodology.  This method requires significant judgment to estimate the future cash flow and to determine the appropriate discount rates, growth rates, and other assumptions.

Each of these methodologies the Company believes has merit, and resulted in the determination that goodwill was impaired. Accordingly, to reflect the impairment, the Company recorded a non-cash charge of $8,185,443, which eliminated the value of the goodwill related to Superior.

Revenue Recognition.     Revenue is generated from wholesale and retail sales of rare coins, precious metals, bullion and second-hand jewelry. The recognition of revenue varies for wholesale and retail transactions and is, in large part, dependent on the type of payment arrangements made between the parties. The Company recognizes sales on an F.O.B. shipping point basis.

The Company sells rare coins to other wholesalers/dealers within its industry on credit, generally for terms of 14 to 60 days, but in no event greater than one year.  The Company grants credit to new dealers based on extensive credit evaluations and for existing dealers based on established business relationships and payment histories. The Company generally does not obtain collateral with which to secure its accounts receivable when the sale is made to a dealer.  The Company maintains reserves for potential credit losses based on an evaluation of specific receivables and its historical experience related to credit losses.

Revenues for monetary transactions (i.e., cash and receivables) with dealers are recognized when the merchandise is shipped to the related dealer.

The Company also sells rare coins to retail customers on credit, generally for terms of 30 to 60 days, but in no event greater than one year.  The Company grants credit to new retail customers based on extensive credit evaluations and for existing retail customers based on established business relationships and payment histories. When a retail customer is granted credit, the Company generally collects a payment of 25% of the sales price, establishes a payment schedule for the remaining balance and holds the merchandise as collateral as security against the customer’s receivable until all amounts due under the credit arrangement are paid in full.  If the customer defaults in the payment of any amount when due, the Company may declare the customer’s obligation in default, liquidate the collateral in a commercially reasonable manner using such proceeds to extinguish the remaining balance and disburse any amount in excess of the remaining balance to the customer.

Under this retail arrangement, revenues are recognized when the customer agrees to the terms of the credit and makes the initial payment.  We have a limited-in-duration money back guaranty policy (as discussed below).

In limited circumstances, the Company exchanges merchandise for similar merchandise and/or monetary consideration with both dealers and retail customers, for which the Company recognizes revenue in accordance with SFAS 153, “ Exchanges of Nonmonetary Assets – An Amendment of APB Opinion No. 29 .” When the Company exchanges merchandise for similar merchandise and there is no monetary component to the exchange, the Company does not recognize any revenue. Instead, the basis of the merchandise relinquished becomes the basis of the merchandise received, less any indicated impairment of value of the merchandise relinquished. When the Company exchanges merchandise for similar merchandise and there is a monetary component to the exchange, the Company recognizes revenue to the extent of monetary assets received and determine the cost of sale based on the ratio of monetary assets received to monetary and non-monetary assets received multiplied by the cost of the assets surrendered.

The Company has a return policy (money-back guarantee).  The policy covers retail transactions involving graded rare coins only. Customers may return graded rare coins purchased within 7 days of the receipt of the rare coins for a full refund as long as the rare coins are returned in exactly the same condition as they were delivered. In the case of rare coin sales on account, customers may cancel the sale within 7 days of making a commitment to purchase the rare coins. The receipt of a deposit and a signed purchase order evidences the commitment. Any customer may return a coin if they can demonstrate that the coin is not authentic, or there was an error in the description of a graded coin.

Revenues from the sale of consigned goods are recognized as commission income on such sale if the Company is acting as an agent for the consignor. If in the process of selling consigned goods, the Company makes an irrevocable payment to a consignor for the full amount due on the consignment and the corresponding receivable from the buyer(s) has not been collected by the Company at that payment date, the Company records that payment as a purchase and the sale of the consigned good(s) to the buyer as revenue as the Company has assumed all collection risk.

Pawn loans (“loans”) are made with the collateral of tangible personal property for one month with an automatic 60-day extension period.  Pawn service charges are recorded at the time of redemption at the greater of $15 or the actual interest accrued to date.  If the loan is not repaid, the principal amount loaned plus accrued interest (or the fair value of the collateral, if lower) becomes the carrying value of the forfeited collateral (“inventories”) which is recovered through sales to customers.

Income Taxes.   Income taxes are estimated for each jurisdiction in which we operate. This involves assessing the current tax exposure together with temporary differences resulting from differing treatment of items for tax and financial statement accounting purposes. Any resulting deferred tax assets are evaluated for recoverability based on estimated future taxable income. To the extent that recovery is deemed not likely, a valuation allowance is recorded.

3.	The following disclosure will replace the existing disclosure in this section:

Comparison of the Years ended December 31, 2008 and 2007

Revenues increased by $43,749,984 or 71.2%, in 2008.  This increase was primarily the result of a $24,296,000 or 114.9% increase in the sale of precious metals products, a $17,254,000, or 89.2% increase in retail jewelry sales and a $1,992,000, or 14.3% increase in rare coin sales. The increases in precious metals, rare coin and jewelry sales were due to a price increase in gold products ($13,435,000), the acquisition of Superior Galleries ($14,500,000) and Euless Gold and Silver ($8,600,000). Consumer loan service fees increased by $242,440 in 2008 due to increased loans outstanding during the year.  Cost of goods as a percentage of sales increased to 86.7% in 2008 from 84.1% in 2007 and gross margins decreased to 12.8% in 2008 from 15.9% in 2007.  This decrease was due to the significant increase in precious metal sales which have a much lower margin than jewelry and rare coins revenues.

Selling, general and administrative expenses increased $1,520,262 or 18.3% during the year. This increase was due to the start up of Superior Precious metals ($692,000), Superior Estate Buyers ($396,000), American Gold and Silver Exchange ($160,000) and the opening of our second pawn shop during 2007 ($440,000).  Depreciation and amortization increased by $236,975, or 95.6%, during 2008 due to additional assets being purchased through our recent acquisitions and depreciation on our new facility in Dallas, Texas. The increase in interest expense was due to the additional debt related to the Superior acquisition. The loss from discontinued operations was the result of the discontinuing the operations of our live auction segment and closing of our pay day loan stores.

At December 31, 2008, management believed the equity shares owned in three publicly traded stocks had declined on an other than temporary basis as these stocks are thinly traded and have market values of less than $ .01 per share. As a result, these investments were written-off in the amount of $115,992. this charge is included in income during 2008 net of interest earned during the year. Gain on sale income included in income from operations during 2007 was the result of the gain on the sale of the land and building at which our Dallas retail store and corporate headquarters were previously located.

Income taxes are provided at the rate of 28.50 % and 23.50% for 2008 and 2007, respectively.

During 2008, the Company reflected $8,185,443 of goodwill relating to the acquisition of Superior Galleries. Inc. in May 2007. Under SFAS No. 142, the Company is required to undertake an annual impairment test at its year end or when there is a triggering event. In addition to the annual impairment review, there were a number of triggering events in the fourth quarter due to the significant operating losses of Superior and the impact of the economic downturn on Superior’s operations and the decline in the Company’s share price resulting in a substantial discount of the market capitalization to tangible net asset value. An evaluation of the recorded goodwill was undertaken, which considered two methodologies to determine the fair-value of the entity:

•	A market capitalization approach, which measure market capitalization at the measurement date.
•
A discounted cash flow approach, which entails determining fair value using a discounted cash flow methodology.  This method requires significant judgment to estimate the future cash flow and to determine the appropriate discount rates, growth rates, and other assumptions.

Each of these methodoligies the Company believes has merit, and resulted in the determination that goodwill was impaired. Accordingly, to reflect the impairment, the Company recorded a non-cash charge of $8,185,443, which eliminated the value of the goodwill related to Superior.

In November 2008 we decided to discontinue the live auction segment of the Company’s business activities. This decision was based on the substantial losses being incurred by this operating segment during 2008. As a result, the operating results of the auction segment have been reclassified to discontinued operations for both 2008 and 2007. During 2008 the auction segment incurred a pretax loss of $2,379,151.

As a result, operating results from this business segment has been reclassified to discontinued operations for all periods presented.

Comparison of the Years ended December 31, 2007 and 2006

Revenues increased by $17,612,328, or 40.1%, in 2007.  This increase was primarily the result of a $4,901,000, or 30.1% increase in the sale of precious metals products, a $2,819,000, or 17.1% increase in retail jewelry sales, and a $9,224,000, or 196.4% increase in rare coin sales. The increases in precious metals, rare coin and jewelry sales were due to a 31.0% price increase in gold products ($1,145,000) and the acquisition of Superior Galleries ($9,765,000) and Euless Gold and Silver ($4,034,000). Consumer loan service fees increased by $118,641 in 2007 due to increased loans outstanding during the year. Management fees in the amount of $250,000 were derived from a management agreement between the Company and Superior Galleries prior to the acquisition. Cost of goods as a percentage of sales increased to 84.9% in 2007 from 84.3% in 2006 and gross margins decreased to 15.1% in 2007 from 15.7% in 2006.  This decrease was due to the significant increase in precious metal sales which have a much lower margin than jewelry and rare coins revenues. Selling, general and administrative expenses increased by $2,814,975, or 50.9%. This increase was primarily due to the acquisition of Superior Galleries and Euless Gold and Silver. These acquisitions accounted for $1,807,000 of the increase. In addition, administrative cost related to the start up of Superior Precious metals, Superior Estate Buyers, American Gold and Silver Exchange and the opening of our second pawn shop totaled $408,000. Depreciation and amortization increased by $110,543, or 99.4%, during 2007 due to additional assets being purchased through our recent acquisitions. The increase in interest expense was due to the additional debt related to the Superior acquisition. The loss from discontinued operations was the result of the closing of our pay day loan stores.

Historically, changes in the market prices of precious metals have had a significant impact on both revenues and cost of sales in the rare coin and precious metals segments in which we operate.  It is expected that due to the commodity nature of these products, future price changes for precious metals will continue to be indicative of our performance in these business segments. Changes in sales and cost of sales in the retail and wholesale jewelry segments are primarily influenced by the national economic environment. It is expected that this trend will continue in the future due to the nature of these products.

Gain on sale income during 2007 was the result of the gain on the sale of the land and building at which our Dallas retail store and corporate headquarters were previously located. Other income during 2006 was the result of interest earned during the year.

Income taxes are provided at the rate of 23.50 % and 34.30% for 2008 and 2007, respectively

In November 2008 we decided to discontinue the live auction segment of the Company’s business activities. This decision was based on the substantial losses being incurred by this operating segment during 2008. As a result, the operating results of the auction segment have been reclassified to discontinued operations for both 2008 and 2007. During 2008 the auction segment incurred a pretax loss of $2,379,151.

On July 13, 2007, we sold the loan balances from our American Pay Day Center locations for $77,496 and discontinued operations in those locations.   The receivables sold, including interest due, had a balance of $120,573 at the time of the sale.  The sales price was determined based on the age of the outstanding receivables.  As a result of the sale and discontinued operations, we recognized a pretax loss of $107,838 on the disposal and a pretax loss on discontinued operations of $51,938 for the year ended December 31, 2007.

As a result, operating results from these business segments have been reclassified to discontinued operations for all periods presented.

4.	The following disclosure will be added to Liquidity and Capital resources:

During the three years ended December 31, 2008 cash flows from operating activities totaled ($989,146), ($4,342,513), and 247,793, respectively. Cash used in operating activities during 2008 was primarily the result of an increase in inventory ($3,077,051), a decrease in accounts payable and accrued expenses ($668,000), and a decrease in federal income taxes payable ($580,031). These uses of cash were partially offset by a decrease in trade receivables ($1,473,133) and an increase in customer deposits. The increase in inventory and customer deposits was primarily the result of a 31% price increase in gold products and a significant increase in the demand for precious metal products. Cash used in operating activities during 2007 was primarily the result of an increase in inventory ($928,838) and trade receivables ($3,345,559). These increases were primarily the re the result of the acquisition of Superior Galleries, Inc. in May of 2007.

During the three years ended December 31, 2008 cash flows from investing activities totaled ($1,222,178), ($3,921,535) and ($658,790). These uses of cash were primarily the result of building improvements ($1,130,602) during 2008, the purchase of a new facility ($3,780,554) during 2007 and cost related to the acquisition of Superior Galleries, Inc.($569,782)during 2007.During 2007 the Company sold it’s former corporate offices and store for cash in the amount of $924,742.

During the three years ended December 31, 2008 cash flows from financing activities totaled $1,919,205, $7,590,314 and $578,445, respectively. These sources of cash were the result of borrowings against the Stanford International Bank line of credit ($2,500,000) during 2008, and ($6,991,578) during 2007 and a mortgage loan on our new corporate office and store($2,441,992). During the three years ended December 31, 2008 the Company paid off debt in the amount of $580,795, 1,982, and 668,908, respectively.

(other comments in this section are disclosed in 5 below)

5.	The following disclosure will replace the existing disclosure in this section:

Liquidity and Capital Resources

We expect capital expenditures to total approximately $250,000 during the next twelve months.  It is anticipated that these expenditures will be funded from working capital. As of December 31, 2008 there were no commitments outstanding for capital expenditures.

In the event of significant growth in retail and or wholesale jewelry sales, the demand for additional working capital will expand due to a related need to stock additional jewelry inventory and increases in wholesale accounts receivable.  Historically, vendors have offered us extended payment terms to finance the need for jewelry inventory growth and our management believes that we will continue to do so in the future.  Any significant increase in wholesale accounts receivable will be financed under a new bank credit facility or from short-term loans from individuals.

Our ability to finance our operations and working capital needs are dependent upon management’s ability to negotiate extended terms or refinance its debt.  We have historically renewed, extended or replaced short-term debt as it matures and management believes that we will be able to continue to do so in the near future.

From time to time, we have adjusted our inventory levels to meet seasonal demand or in order to meet working capital requirements. Management is of the opinion that if additional working capital is required, additional loans can be obtained from individuals or from commercial banks.  If necessary, inventory levels may be adjusted in order to meet unforeseen working capital requirements.

In December 2005, we entered into a revolving credit facility with Texas Capital Bank, N.A., which currently permits borrowings up to a maximum principal amount of $4.03 million. Borrowings under the revolving credit facility are collateralized by a general security interest in substantially all of our assets (other than the assets of Superior). As of December 31, 2008, approximately $4.0 million was outstanding under the term loan and revolving credit facility. If we were to default under the terms and conditions of the revolving credit facility, Texas Capital Bank would have the right to accelerate any indebtedness outstanding and foreclose on our assets in order to satisfy our indebtedness. Such a foreclosure could have a material adverse effect on our business, liquidity, results of operations and financial position. This credit facility matures in June 2009.

Upon the consummation of our acquisition of Superior, and after the exchange by Stanford of $8.4 million of Superior debt for shares of Superior common stock, Superior amended and restated its credit facility with Stanford. The amended and restated commercial loan and security agreement, which we refer to as the loan agreement, decreased the available credit line from $19.89 million to $11.5 million, reflecting the $8.4 million debt exchange. Interest on the outstanding principal balance will continue to accrue at the prime rate, as reported in the Wall Street Journal or, during an event of default, at a rate 5% greater than the prime rate as so reported.

Loan proceeds can only be used for customer loans inventory purchases and receivables consistent with specified loan policies and procedures and for permitted inter-company transactions. Permitted inter-company transactions are loans or dividends paid to us or our other subsidiaries. We guaranteed the repayment of these permitted inter-company transactions pursuant to a secured subordinated guaranty in favor of Stanford.  In connection with the secured guarantee, Stanford and Texas Capital Bank, N.A., our primary lender, entered into an intercreditor agreement with us, and we entered into a subordination agreement with Superior, both of which subordinate Stanford's security interests and repayment rights to those of Texas Capital Bank.  As of December 31, 2008, approximately $9.2 million was outstanding under this credit facility and there were no intercompany transactions outstanding.

This credit facility matures on May 1, 2011, provided that in case any of several customary events of default occurs, Stanford may declare the entire principal amount of both loans due immediately and take possession and dispose of the collateral described below. An event of default includes, among others, the following events: failure to make a payment when due under the loan agreement; breach of a covenant in the loan agreement or any related agreement; a representation or warranty made in the loan agreement or related agreements is materially incorrect; a default in repayment of borrowed money to any person; a material breach or default under any material contract; certain bankruptcy or insolvency events; and a default under a third-party loan.  Superior is obligated to repay the first revolving loan from the proceeds of the inventory or other collateral purchased with the proceeds of the loan.

The loans are secured by a first priority security interest in substantially all of Superior’s assets, including inventory, accounts receivable, promissory notes, books and records and insurance policies, and the proceeds of the foregoing.  In addition, pursuant to the limited secured guaranty and intercreditor arrangements described above, Stanford would have a second-order security interest in all of our accounts and inventory to the extent of intercompany transactions.

The loan agreement includes a number of customary covenants applicable to Superior, including, among others: punctual payments of principal and interest under the credit facility; prompt payment of taxes, leases and other indebtedness; maintenance of corporate existence, qualifications, licenses, intellectual property rights, property and assets; maintenance of satisfactory insurance; preparation and delivery of financial statements for us and separately for Superior in accordance with generally accepted accounting principles, tax returns and other financial information; inspection of offices and collateral; notice of certain events and changes; use of proceeds; notice of governmental orders which may have a material adverse effect, SEC filings and stockholder communications; maintenance of property and collateral; and payment of Stanford expenses.

In addition, Superior has agreed to a number of negative covenants in the loan agreement, including, among others, covenants not to: create or suffer a lien or other encumbrance on any collateral, subject to customary exceptions; incur, guarantee or otherwise become liable for any indebtedness, subject to customary exceptions; acquire indebtedness of another person, subject to customary exceptions and permitted inter-company transactions; issue or acquire any shares of its capital stock; pay dividends other than permitted inter-company transactions or specified quarterly dividends, or directors’ fees; sell or abandon any collateral except in the ordinary course of business or consolidate or merge with another entity; enter into affiliate transactions other than in the ordinary course of business on fair terms or permitted inter-company transactions; create or participate in any partnership or joint venture; engage in a new line of business; pay principal or interest on subordinate debt except as authorized by the credit facility; or make capital expenditures in excess of $100,000 per fiscal year.

We have been informed that on February 19, 2009, a US district court placed SIBL under the supervision of a receiver and that the court enjoined SIBL's creditors and other persons from taking certain actions related to SIBL or its assets.  In addition, on the same date, Antiguan Financial Services Regulatory Commission appointed a Receiver for Stanford International Bank Ltd. This action was subsequently ratified by the High Court of Justice in Antigua and Barbuda.  As a result of SIBL's current status, we do not believe that Superior will be able to borrow additional  funds under either revolving loan, including any amounts Superior is obligated to repay to SIBL pursuant to the repayment provisions applicable to the first revolving note.   We believe that certain terms of agreements entered into by us, Superior and/or SIBL and its affiliates in connection with our acquisition of Superior have been breached by SIBL or its affiliates, and we are evaluating available remedies, including but not limited to damages from responsible parties. While Superior does not currently require additional funds under the SIBL credit facility, should the need arise and Superior is unable to replace this credit facility the operations and performance of Superior could be materially adversely affected.

On October 17, 2007, we closed on the purchase of our new headquarters location.  As a result, we assumed a new loan with a remaining principal balance of $2,323,484 and an interest rate of 6.70%.  The loan has required monthly payments of $20,192 with the final payment due on August 1, 2016.

	Payments due by period
Contractual Cash Obligations	Total	2009	2010 - 2011	2012 – 2013	Thereafter
Notes payable	$191,078	$191,078	$--	$--	$--
Long-term debt and capital leases	15,910,737	4,195,025	9,403,271	469,381	1,843,060
Operating Leases	2,643,812	658,822	1,237,026	747,964	--
Total	$18,745,627	$5,044,925	$10,640,297	$1,217,345	$1,843,060

In addition, we estimate that we will pay approximately $950,000 in interest during the next twelve months.

6.	The following disclosure replaces the existing disclosure in this section:

For the year ended December 31, 2008, we made a number of changes in our internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934) that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.  These changes were made in response to our assessment of internal control over financial reporting for the year ended December 31, 2007.  At that time and in conjunction with our auditors, management identified five material weaknesses in our internal control over financial reporting.

We identified two material weaknesses in our internal controls over cash. The Controller performed the bank reconciliation. There was no review of the bank reconciliation to ensure that cash per the bank statement agreed to the general ledger and that there were no long-term outstanding reconciling items.  The CFO now reviews and approves the bank statements and reconciliations to remediate the control weakness. The second material weakness in the cash area related to internal controls around wire transfers. The CFO initiated and released most wire transfers without prior written or documented approval.  The CEO, CFO, President or a Vice-President is now required to approve all wire transfers.

We also identified a material weakness in accounts payable. The quarterly accrual was not reviewed for accuracy nor was there a documented approval of the accounts payable accrual.  There was a risk that liabilities may have been understated for the period reported. Management has taken corrective action to include a review of accrued liabilities by someone other than the person performing the accrual.

We also identified a material weakness in the approval process around changes made to the general ledger structure.  During the reporting period there had been incomplete and undocumented supervisory review of changes and additions made to the general ledger accounts. Additionally, a material weakness was detected in the closing process. The review and approval of the major balance sheet account reconciliations were undocumented during the closing process. Management has taken corrective action to improve review procedures for changes made to the general ledger account structure, reconciliations and closing procedures. Management has also documented supervisory review and approval of these general ledger account changes, account reconciliations and closing procedures.

7.	The information required by Part III (items10,11,12,13 and 14 ) will be included in our amended Form 10-K.

8.	The required will be filed as an exhibit to our amended Form 10-K.

8.	Exhibits and Financial Statement Schedules

We have issued our reports dated March 31, 2009, with respect to the consolidated financial statements, included in the Annual Report of DGSE Companies, Inc. on Form 10-K for the year ended December 31, 2008.  We hereby consent to the incorporation by reference of said reports in the Registration Statements of DGSE Companies, Inc. on Form S-8 (File No. 333-143344, effective May 29, 2007) and Form S-3 (File No. 333-143423, effective May 31, 2007).

9.	Consolidated Financial Statements

We will revise the Form 10-K for December 31, 2008 and the Form 10-Q for June 30, 2009 by amending the document to include the following additional disclosures and / or supplementing the existing disclosures:

Stock-Based Compensation (P.37)

Effective January 1, 2006, we adopted the fair value recognition provisions of SFAS No. 123 (revised 2004), Share-Based Payment , (SFAS No. 123(R)) for all share-based payment awards to employees and directors including stock options related to our employee stock purchase plan. In addition, we applied the provisions of Staff Accounting Bulletin No. 107 (SAB No. 107), issued by the SEC, in our adoption of SFAS No. 123(R).

We adopted SFAS No. 123(R) using the modified-prospective-transition method. Under this transition method, stock-based compensation expense recognized after the effective date includes: (1) compensation cost for all share-based payments granted prior to, but not yet vested as of January 1, 2006, based on the measurement date fair value estimate in accordance with the original provisions of SFAS No. 123, and (2) compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the measurement date fair value estimate in accordance with the provisions of SFAS No. 123(R).

Stock-based compensation expense recognized each period is based on the greater of the value of the portion of share-based payment awards under the straight-line method or the value of the portion of share-based payment awards that is ultimately expected to vest during the period. In accordance with SFAS No. 123(R), we estimate forfeitures at the time of grant and revise our estimates, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

Upon adoption of SFAS No. 123(R), we elected to use the Black-Scholes-Merton option-pricing formula to value share-based payments granted to employees subsequent to January 1, 2006 and elected to attribute the value of stock-based compensation to expense using the straight-line single option method.

On November 10, 2005, the Financial Accounting Standards Board (FASB) issued FASB Staff Position No. FAS 123(R)-3, “Transition Election Related to Accounting for Tax Effects of Share-Based Payment Awards,” which detailed an alternative transition method for calculating the tax effects of stock-based compensation pursuant to SFAS No. 123(R). This alternative transition method included simplified methods to establish the beginning balance of the additional paid-in capital pool (APIC pool) related to the tax effects of employee stock-based compensation and to determine the subsequent impact on the APIC pool and Consolidated Statement of Cash Flows of the tax effects of employee stock-based compensation awards that are outstanding upon adoption of SFAS No. 123(R). The tax effect of employee stock-based compensation has no APIC pool.

SFAS No. 123(R) requires the cash flows resulting from the tax benefits resulting from tax deductions in excess of the compensation cost recognized for those options (excess tax benefits) to be classified as financing cash flows. There has been no excess tax benefit as of December 31, 2008, 2007 and 2006.

Investments in Marketable Equity Securities (P.39)

As of December 31, 2008 and 2007, the Company’s marketable securities were classified as follows:

2008
	Cost		Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Non-Current:
Available-for-sale:
Marketable Equity Securities	-	*	-	-	-	*
* See discussion below regarding permanent impairment of marketable securities

2007
	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Non-Current:
Available-for-sale:
Marketable Equity Securities	199,915	-	138,146	61,769

Investment income (loss) for the years ended December 31, 2008, 2007 and 2006 consists of the following:

	2008	2007	2006
Interest Income	-	-	-
Dividend Income	-	-	-
(Loss) on sale of marketable securities	-	(3,890)	-
Impairment of marketable securities	(115,991)	-	-
Total	(115,991)	(3,890)	-

The Company invests in various equity securities for business and strategic purposes. Investments in public companies are classified as “available for sale” and are carried at fair value based on quoted market prices. The Company reviews its marketable equity holdings in publicly traded companies on a regular basis to determine if any security has experienced an other-than-temporary decline in fair value. The Company considers the investee company’s cash position, earnings and revenue outlook, stock price performance, liquidity and management ownership, among other factors, in its review. If it is determined that an other-than-temporary decline exists in a marketable equity security, the Company writes down the investment to its market value and records the related write-down as an investment loss in its Statement of Operations.

At December 31, 2008, the Company wrote-off the value its equity security investments. The write-off amounted to $115,992 and was due to a decline in the fair value of the equity security which, in the opinion of management, was considered to be other than temporary. The write-off is included in “Income from continuing operations” in the accompanying Statement of Operations for 2008.

Property and Equipment (P.39)

During 2007, we sold the land and building at which our Dallas retail store and corporate headquarters were previously located for $1,299,898.  The net pretax gain from the sale was $579,447 and is included in “Income from continuing operations” in the 2007 Statement of Operations.  The net book value of the assets sold was $712,518, which is net of accumulated depreciation of $352,982.

Stock Options Footnote (P.46)

Change total under Options Outstanding from 14,458,155 to 1,458,155

10.	Consolidated Statements of Operations

In accordance with paragraph 25 of SFAS 144, the impairment of goodwill of $8,185,444 in 2008 will be included in income from continuing operations before income taxes in the income statement in the amended Form 10-K.  In accordance with paragraph 45 of SFAS 144, the loss on marketable securities of $115,991 in 2008 will be included in income from continuing operations before income taxes in the income statement in the amended Form 10-K.  In accordance with paragraph 45 of SFAS 144, the  gain on the sale of building of $574,447 in 2007 will be included in income from continuing operations before income taxes in the income statement in the amended Form 10-K.

11.	Consolidated Statements of Stockholders’ Equity

See the following table for the description of the transactions in 2007:

	Shares	Par Value	Exercise Price
Mockovciak Warrant (6/2004)	10,000	$0.01	$3.10
Boshell (6/2004)	15,000	$0.01	$3.10
Mockovciak Warrant (7/2005)	12,500	$0.01	$3.10
Boshell (7/2005)	12,500	$0.01	$3.10
Stoneham	5,000	$0.01	$3.10
B Warrants	863,000	$0.01	$0.001

	Common Stock		Additional
	Shares	Amount	Paid-in Capital
Boshell (6/2004)	15,000	150	46,350
Mockovciak Warrant (7/2005)	12,500	125	38,625
Boshell (7/2005)	12,500	125	38,625
Stoneham (7/2005)	5,000	50	15,450
	45,000	450	139,050
B Warrants	863,000	8,630	-
Total	908,000	9,080	139,050
Per Form 10-K	908,000	9,080	142,485
Immaterial Difference	-	-	3,435

See the following table for the description of the transactions in 2008:

Conversion of Warrants - Calculation of Cashless Exercise

		Avg. Share $	Exercise	Shares
	Warrants	@ Exercise	Price	Issued
Bogar Warrants	97,777	$4.59	$1.89	57,498
Stein Warrants	97,777	$4.59	$1.89	57,498
Fusselmann Warrants	97,777	$4.59	$1.89	57,498
PI Warrants	31,777	$4.16	$1.89	17,340
PI Warrants	66,000	$4.65	$1.89	39,174
Kimmel Warrants	15,854	$4.34	$1.89	8,950
Total Cashless Exercise				237,959
Conversion of Warrants - Cash Exercise
DiGenova Warrants	96,951			96,951
Total Warrants Issued				334,910
Par Value Per 10K				3,350

The amount recorded in APIC of $17,580 was an adjustment to reduce stock option expense of $17,580 which was improperly reflected in the stock warrants exercised line item.  We will correct the equity statement accordingly.  Also, we have amended the statement of cash flows to reflect the actual cash proceeds from the 2007 and 2008 transactions.

Below is the adjusted Consolidated Statement of Cash Flows that will be included in our amended Form 10-K for December 31, 2008.

DGSE COMPANIES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31,

	2008	2007	2006
Cash flows from operating activities

Net earnings	$(7,851,207)	$755,019	$611,245
Adjustments to reconcile net earnings to net cash provided by operating activities
Depreciation and amortization	484,832	253,887	139,395
Impairment of Goodwill	8,185,443	--	--
Deferred taxes	(102,827)	(31,692)	(3,801)
(Gain)/Loss on sale of marketable securities	115,991	(3,890)	--
Stock option expense	18,512	28,817	--
Loss on discontinued operations	--	120,495	--
Gain on sale of building	--	(579,447)	--
Settlement of Heritage litigation	50,000	--	--
(Increase) decrease in operating assets and liabilities
Trade receivables	1,473,136	(3,345,559)	(317,694)
Inventories	(3,077,051)	(928,838)	(225,908)
Prepaid expenses and other current assets	(27,417)	(70,810)	23,181
Change in other long term assets	73,919	181,855	(11,826)
Accounts payable and accrued expenses	(668,000)	(785,193)	179,081
Change in customer deposits	915,554	24,712	(34,408)
Federal income taxes payable	(580,031)	38,131	(111,392)
Net cash provided by (used in) operating activities	(989,146)	(4,342,513)	247,793
Cash flows from investing activities
Pawn loans made	(1,294,876)	(714,209)	(485,595)
Pawn loans repaid	649,122	380,060	417,124
Recovery of pawn loan principal through sale of forfeited collateral	624,557	204,121	100,960
Pay day loans made	--	(164,289)	(274,973)
Pay day loans repaid	--	125,982	195,534
Purchase of property and equipment	(1,130,602)	(3,780,554)	(42,058)
Deal cost for Superior Galleries acquisition	(70,379)	(375,280)	(569,782)
Acquisition of Euless Gold & Silver	--	(600,000)	--
Proceeds from sale of discontinued operations	--	77,496	--
Proceeds from sale of building	--	924,742	--
Proceeds from sale of marketable securities	--	396	--
Net cash used in investing activities	(1,222,178)	(3,921,535)	(658,790)
Cash flows from financing activities
Proceeds from debt	2,500,000	6,991,578	1,247,350
Mortgage on new corporate office and store location	--	2,441,922	--
Issuance of common stock	--	139,500	--
Repayments of notes payable	(580,795)	(1,982,686)	(668,905)
Net cash provided by financing activities	1,919,205	7,590,314	578,445

Net increase (decrease) in cash and cash equivalents	(292,119)	(673,734)	167,448
Cash and cash equivalents at beginning of period	536,548	1,210,282	1,042,834
Cash and cash equivalents at end of period	$244,429	$536,548	$1,210,282

The accompanying notes are an integral part of these consolidated financial statements.

12.	Note 1 – Summary of Significant Accounting Policies – Revenue Recognition

We will revise the Form 10-K for December 31, 2008 and the Form 10-Q for June 30, 2009 by amending the document to include the following additional disclosures and / or supplementing the existing disclosures:

Taxes Collected From Customers
In June of 2006, the FASB issued Emerging Issues Task Force 06-03, "How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement" ("EITF 06-03"). The consensus reached in EITF 06-03 allows companies to adopt a policy of presenting taxes in the income statement on either a gross basis (included in revenues and costs) or net basis (excluded from revenues). Taxes within the scope of EITF 06-03 would include taxes that are imposed on a revenue transaction between a seller and a customer, for example, sales taxes, use taxes, value-added taxes and some types of excise taxes. The Company has consistently recorded all taxes within the scope of EITF 06-03 on a net basis.

13.	Note 10 – Earnings Per Common Share

We will revise the Form 10-K for December 31, 2008 and the Form 10-Q for June 30, 2009 by amending the document to include the following additional disclosures and / or supplementing the existing disclosures:

For the year ended December 31, 2008, 2007, and 2006 approximately 1.4 million shares, 0, and 0, respectively related to employee stock options were not added to the denominator because inclusion of such shares would be antidilutive.

14.	Note 11 – Stock Options

We will revise the Form 10-K for December 31, 2008 and the Form 10-Q for June 30, 2009 by amending the document to include the following additional disclosures and / or supplementing the existing disclosures:

In March 2004, our board of directors and the stockholders approved the 2004 Stock Option Plan that provided for incentive stock options and nonqualified stock options to be granted to key employee and certain directors.  Our Board of Directors or designated committee established the terms of each option granted under the 2004 Stock Option Plan.  The stock options granted under the plan generally vest over 1 to 5 years and have a maximum contractual life of 10 years.  At December 31, 2008 we had 241,845 options available for grant and 1,458,155 options granted and outstanding under the 2004 Stock Option Plan.

In May 2007, our board of directors and the stockholders approved the 2006 Equity Inventive Plan that provided for incentive stock options and nonqualified stock options to be granted to key employee and certain directors.  Our Board of Directors or designated committee established the terms of each option granted under the 2006 Equity Incentive Plan.  The stock options granted under the plan generally vest over 1 to 5 years and have a maximum contractual life of 10 years.  At December 31, 2008 we had 750,000 options available for grant and no options granted and outstanding under the 2006 Equity Incentive Plan.

Prior to January 1, 2006, the Company elected to follow Accounting Principles Board Opinion (APB) NO.25, Accounting for Stock Issued to Employees, and related interpretations to account for its employee and director stock options, as permitted by Statement of Financial Accounting Standards (SFAS) No. 123, Accounting for Stock-Based Compensation.  Effective January 1, 2006, the Company adopted the fair value recognition provision of SFAS No. 123 (revised 2004), Share-Based Payments, (SFAS No. 123(R) for all share-based payment awards to employees and directors including employee stock options.  In addition, the Company has applied the provisions of Staff Accounting Bulletin No. 107 (SAB No. 107), issued by the Securities and Exchange Commission, in our adoption of SFAS No. 123(R).

The Company adopted SFAS No. 123(R) using the modified-prospective-transition method.  Under this transition method, stock-based compensation expense recognized after the effective date includes:  (1) compensation cost for all share-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant date fair value estimate in accordance with the original provisions of SFAS No. 123, and (2) compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the grant-date fair value estimate in accordance with the provision of SFAS No. 123.  Results from prior periods have not been restated and do not include the impact of SFAS No. 123(R).  Stock-based compensation expense under SFAS No. 123(R) for the year ended December 31, 2006 was $0, relating to employee and director stock options and our employee stock purchase plan.  Stock-based compensation expense under the provision of APB No. 25 for the year ended December 31, 2006 was insignificant.

Stock-based compensation expense recognized each period is based on the value of the portion of share-based payment awards that is ultimately expected to vest during the period.  SFAS No. 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.  In our pro forma disclosures required under SFAS No. 123 for periods prior to 2006, the Company accounted for forfeitures as they occurred.

Upon adoption of SFAS No. 123(R), the Company elected to use the Black-Scholes-Merton option-pricing formula to value share-based payments granted to employees subsequent to January 1, 2006 and elected to attribute the value of stock-based compensation to expense using the straight-line single option method.  These methods were previously used for the Company’s pro forma information required under SFAS No. 123.

On November 10, 2005, the Financial Accounting Standards Board (FASB) issued FASB Staff Position No. FAS 123(R)-3, “Transition Election Related to Accounting for Tax Effects of Share-Based Payment Awards”, which detailed an alternative transition method for calculating the tax effects of stock-based compensation pursuant to SFAS No. 123(R). This alternative transition method included simplified methods to establish the beginning balance of the additional paid-in capital pool (APIC pool) related to the tax effects of employee stock-based compensation and to determine the subsequent impact on the APIC pool and Consolidated Statement of Cash Flows of the tax effects of employee stock-based compensation awards that are outstanding upon adoption of SFAS No. 123(R).  As of December 31, 2008, we have not recorded the tax effects of employee stock-based compensation and have made no adjustments to the APIC pool.

SFAS No. 123(R) requires the cash flows resulting from the tax benefits resulting from tax deductions in excess of the compensation cost recognized for those options (excess tax benefits) to be classified as financing cash flows. As there have been no stock options exercised, we have not reported these excess tax benefits as of December 31, 2008. The following table summarizes the activity in common shares subject to options for the years ended December 31, 2008, 2007 and 2006:

	At December 31,
	2008		2007		2006
	Shares	Weighted average exercise price	Shares	Weighted average exercise price	Shares	Weighted average exercise price
Outstanding at beginning of year	1,479,252	$2.13	1,403,134	$2.03	1,403,134	$2.03
Granted	-	6.00	126,468	9.22	-	0.00
Exercised	-	0.00	-	0.00	-	0.00
Forfeited	(21,097)	5.72	(50,350)	14.36	-	0.00

Outstanding at end of year	1,458,155	$2.17	1,479,252	$2.35	1,403,134	$2.03

Options exercisable at end of year	1,418,155	$2.16	1,417,645	$2.13	1,403,134	$2.03

The weighted average estimated fair value of stock options granted during 2007 was $4.62 using the Black-Scholes-Morton option pricing formula utilizing a dividend yield of $0, volatility of 55%, risk-free rate of 3.8%, and expected life of 7 years.  Dividend yield was determined to be $0 as these have not been historically paid.  Expected volatility is based on the historical volatility calculated from the historical values of the Company’s stock prices.  The risk-free rate is based on the U.S. treasury yield curve in effect at the time of grant.  The company estimates for forfeitures based on historical data.

Information about Plan stock options outstanding at December 31, 2008 is summarized as follows:

	Options outstanding
Range of exercise prices	Number outstanding	Weighted average remaining contractual life	Weighted average exercise price	Aggregate intrinsic value
$1.12	267,857	4 years	$1.12	$155,000
$1.13 to $2.25	1,072,777	4 years	2.21	-
$2.26 to $2.82	35,000	4 years	2.60	-
$2.83 to $4.19	17,500	1 years	3.88	-
$6.00	50,000	9 years	6.00	-
$13.91 to $15.56	15,021	3 years	14.06	-
	1,458,155			$155,000

	Options exercisable
Range of exercise prices	Number outstanding	Weighted average remaining contractual life	Weighted average exercise price	Aggregate intrinsic value
$1.12	267,857	4 years	$1.12	$155,000
$1.13 to $2.25	1,072,777	4 years	2.21	-
$2.26 to $2.82	35,000	4 years	2.60	-
$2.83 to $4.19	17,500	1 years	3.88	-
$6.00	10,000	9 years	6.00	-
$13.91 to $15.56	15,021	3 years	14.06	-
	1,418,155			$155,000

The aggregate intrinsic values in the above table were based on the closing price of our common stock of $1.70 as of December 31, 2008.  The aggregate fair value of stock options vesting during 2008 and 2007 was $63,000 and $171,000, respectively.

During 2008, 2007, and 2006, we recognized $18,512, $28,817 and $0, respectively, of stock-based compensation expense related to the plans, which was recorded in selling, general, and administrative expenses.  At December 31, 2008, the balance of unearned stock-based compensation to be expensed in future periods related to unvested share-based awards was approximately$130,000.  The weighted average period over which the unearned stock-based compensation was expected to be recognized was approximately 5 years.

15.	Note 12 – Comprehensive Income

	Common Stock		Additional Paid-in	Retained Earnings (Accumulated	Comprehensive			Accumulated Other Comprehensive	Total Stockholder’s
	Shares	Amount	Capital	Deficit)	Income (Loss)			Income (Loss)	Equity
Balance at January 1, 2006	4,913,290	$49,133	$5,708,760	$440,467				$(127,252)	$6,071,128
Net earnings				611,245	$	[611,245	]		611,245
Other comprehensive income, net of tax:
Unrealized loss on marketable securities						(4,993)		(4,993)	(4,993)
Comprehensive income					$	[606,252	]

Balance at December 31, 2006	4,913,290	$49,133	$5,708,760	$1,051,712				$(132,245)	$6,677,360
Net earnings				755,019	$	[755,019	]		755,019
Other comprehensive income, net of tax:
Unrealized gain on marketable securities, net of tax						34,957		34,957	34,957
Comprehensive income					$	[789,976	]
Acquisition of Superior	3,669,067	36,691	12,593,172						12,629,863
Conversion of warrants	908,000	9,080	142,485						151,565
Stock based compensation			28,817						28,817

Balance at December 31, 2007	9,490,357	$94,904	$18,473,234	$1,806,731				$(97,288)	$20,277,581
Net loss				$(7,851,207)		[($7,851,207)	]		$(7,851,207)
Other comprehensive income, net of tax:
Impairment of marketable securities, net of tax						97,288		97,288	97,288
Comprehensive income						[($7,753,919)	]
Stock option expense			18,512						36,092
Stock issued in Heritage settlement	8,372	83	49,916						49,999
Stock warrants exercised	334,906	3,350							(14,230)

Balance at December 31, 2008	9,833,635	$98,337	$18,541,662	$(6,044,476)				$--	$12,595,523

16.	Note 14 – Income Taxes

We will revise the Form 10-K for December 31, 2008 and the Form 10-Q for June 30, 2009 by amending the document to include the following additional disclosures and / or supplementing the existing disclosures:

The tax provision on pretax income from continuing operations includes the following:

	2008	2007	2006

Federal—
Current	$808,911	$46,826	$352,034
Deferred	(92,545)	148,482	(3,735)

	716,366	195,308	348,299
State and foreign—
Current	53,694	38,250	-
Deferred	(10,283)	16,498	(111)

	43,411	54,748	(111)

	$759,777	$250,056	$348,188

A reconciliation of the effective tax rate to the amount computed by applying the federal income tax rate to pretax income

	2008	2007	2006

Tax expense at statutory rate	$(1,992,732)	$280,310	$344,929
Goodwill impairment	2,783,051	-	-
Other	(30,542)	(30,254)	3,259

	759,777	250,056	348,188

The temporary difference included in the superior acquisition line item reflects the NOL acquired in the Superior acquisition.  We will include the line item in the table to NOL – Superior accordingly.  Also, we will disclose the net operating loss carry forward amount and the expiration dates.

17. During the year ended December the live auction segment had negative cash flows amounting to $ 2,354,299. By discontinuing the operations of this segment we were able to reduce cash overhead by $ 2,354,299. We do not expect any migration of revenues or cash flows from the live auction to any other segment.

18.	Note 17 – Segment Information

We will revise the Form 10-K for December 31, 2008 and the Form 10-Q for June 30, 2009 by amending the document to disclose the interest expense, income tax expense and significant noncash items other than depreciation and amortization.

19.	Note 17 – Segment Information

We will revise the Form 10-K for December 31, 2008 and the Form 10-Q for June 30, 2009 by amending the document to assign goodwill acquired in the Superior Galleries based on the fair value of the acquired “coin” and “auction” businesses to be included in each respective reporting unit—in essence the estimated “purchase price” paid for each business.  The goodwill and goodwill impairment will be reclassified from “corporate and other” to the respective segments based on the aforementioned allocation method
.
20.	All comments will be addressed in the amended 10-Q.

21.	Statement of Operations – Earnings Per Share

Earnings per share for the six months ended June 30, 2009:
Earnings per common share – basic and diluted
Basic
From continuing operations	$.13	$.10
From discontinued operations	$(.04)	$(.01)
Net earnings per common share	$.09	$.09

Diluted
From continuing operations	$.13	$.09
From discontinued operations	$(.04)	$-
Net earnings per common share	$.09	$.09

Weighted average number of common shares:
Basic	9,833,635	9,498,729
Diluted	9,833,635	10,344,363

Earnings per share for the three months ended June 30, 2009:
Earnings per common share – basic and diluted
Basic
From continuing operations	$.07	$.04
From discontinued operations	$-	$.01
Net earnings per common share	$.07	$.05

Diluted
From continuing operations	$.07	$.04
From discontinued operations	$-	$.01
Net earnings per common share	$.07	$.05

Weighted average number of common shares:
Basic	9,833,635	9,498,729
Diluted	9,833,635	10,344,363

22. We will amend the filing to provide certifications that conform exactly  to the certification set forth in item 601(b)(31) of regulation S-K for both 10-Q’s for the periods ended June 30, 2009 and March , 31 2009.

The Company acknowledges that:

A.	the Company is responsible for the adequacy of the disclosure in the filings;

B.	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

C.	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

DGSE Companies, Inc.

By: s/John Benson

Chief Financial Officer